EXHIBIT 2.3

                       SIDE AGREEMENT TO MERGER AGREEMENT
                               DATED MARCH 8, 1999



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                                 ImaginOn, Inc.
                           1313 Laurel Street, Suite 1
                              San Carlos, CA 94070




March 8, 1999


Will Claren
Network Specialists, Inc.
3140 Gold Camp Drive, Suite 80
Rancho Cordova, CA  95670

                   Re: SIDE AGREEMENT TO THE MERGER AGREEMENT

Dear Mr. Claren:

         This letter sets forth the side agreement (the "Side Letter") between ImaginOn, Inc., a Delaware corporation ("Parent"), Network Specialists, Inc., a Nevada corporation ("Target"), and iNOW, a California corporation.

         As you know, the parties signed that certain Merger Agreement and Plan of Reorganization Agreement dated as of February 9, 1999, as amended March 8, 1999 (the "Merger Agreement"). (Unless otherwise defined herein, capitalized terms used in this Side Letter have the meaning ascribed to them in the Merger Agreement.) The Merger Agreement requires Parent to pay $230,000 in cash at the Closing to the shareholders of Target, the target of the Merger. After the execution of the Merger Agreement, certain liabilities of Target were discovered which amount to $25,000, including liabilities to American Express Card Services and Ibrahim Matar, Sr. In order to provide for the payment of the liabilities, the parties hereby agree to the following changes at the Closing:

         1. Instead of paying $230,000 at the Closing as required by Section 3.1 of the Merger Agreement, Parent shall pay $205,000 in immediately negotiable checks to the shareholders of Target at the Closing as follows: $102,500 made payable to William Claren and $102,500 made payable to Ibrahim Matar;

         2. At the Closing, Parent shall deliver to Target a check in the amount of $25,000;

         3. At the Closing, Target shall deliver a check made payable to Ibrahim Matar, Sr. in the amount of $8,750;


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William Claren
Network Specialists, Inc.
March 8, 1999
Page 2

         4. At the Closing, Target shall deliver a check made payable to American Express Card Service in the amount of $7,500; and

         5. Target hereby covenants to retain in an account $8,750 of the $25,000 check described in Paragraph No. 2 above in order to pay any additional liabilities which are discovered after the Closing. After satisfaction of any outstanding liabilities, the remainder of the $8,750 shall be distributed by Target in equal amounts to William Claren and Ibrahim Matar after September 30, 1999.

         Except as modified above, the Merger Agreement shall remain in full force and effect. The parties hereby acknowledge and agree that this Side Letter is deemed to be a part of and a supplement to the Merger Agreement, notwithstanding Section 13.4 of the Merger Agreement.

         This Side Letter may be executed in counterparts and all counterparts so executed shall constitute one Side Letter binding on all the parties hereto. It shall not be necessary for each party to execute the same counterpart.

         If this Side Letter accurately describes our agreement, please sign the Side Letter (and the enclosed counterparts) where indicated and return the original to me. Please keep a counterpart for your files.

         Thank you for your cooperation.

                                       Very truly yours,

                                       ImaginOn, Inc.

                                       By: /s/ David M. Schwartz
                                           -------------------------------
                                           David M. Schwartz, President


Accepted and Agreed to this 8th day of
March, 1999:

Network Specialists, Inc.

By: /s/ William Claren
    ------------------------------
    William Claren, President


iNOW

By: /s/ David M. Schwartz
    ------------------------------
    David M. Schwartz, President